March 22, 2019

Derek Chalmers, Ph.D., D.Sc.
Chief Executive Officer
Cara Therapeutics, Inc.
4 Stamford Plaza
107 Elm Street, 9th Floor
Stamford, CT 06902

       Re: Cara Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed on March 15, 2019
           File No. 333-230333

Dear Dr. Chalmers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Alison A. Haggerty, Esq.